Robert F. Birch, President and a Director of the Fund, did not file a Form
5 for the Fund's fiscal year ended December 31, 1995. Mr. Birch's Form 5 for fiscal 1995 would have reported six transactions to reinvest Fund dividends. Because of the size of these transactions, they were not required to be reported under Section 16 of the Securities Exchange Act of 1934 on other than a year end basis pursuant to Rule 16a-6 thereunder addressing small acquisitions. The six transactions were subsequently included in Mr. Birch's Form 5 for the fiscal year ended December 31, 1996.